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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Wabtec (formerly Westinghouse Air Brake) (Name of Issuer)

Common Stock (Title of Class and Securities)

929740108 (formerly 960386100) (CUSIP Number of Class of Securities)

12/02/02 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☒      Rule 13d-1(b)

        ☐      Rule 13d-1(c)

        ☐      Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 929740108	Page 2 of 5 Pages

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
U.S. Trust, National Association—Tax ID 95-4311476 as Trustee for WABTEC Employee Ownership Place & Trust

U.S. Trust Company, N.A. is a wholly owned subsidiary of U.S. Trust Corporation. U.S. Trust Corporation is a wholly owned subsidiary of The Charles Schwab Corporation. Each entity files reports completely separate and independent from the other. No entity shares with any other entity any information and/or power with respect to either the voting and/or disposition of the securities reported by such entity.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
515 S. Flower St. #2800 Los Angeles, CA 90071

	(5)	SOLE VOTING POWER
NUMBER OF		-0-
SHARES
BENEFICIALLY	(6)	SHARED VOTING POWER
OWNED		-0-
BY
EACH	(7)	SOLE DISPOSITIVE POWER
REPORTING		-0-
PERSON
WITH	(8)	SHARED DISPOSITIVE POWER
		-0-

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See Item 5

(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
EP

Item 1.

(a)	Name of Issuer
WABTEC

(b)	Address of Issuer's Principal Executive Offices
1000 Air Brake Drive Wilmerding, PA 15148

Item 2.

(a)	Name of Person Filing
U.S. Trust Company, National Association

(b)	Address of Principal Business Office or, if none, Residence
515 S. Flower St. #2800 Los Angeles, CA

(c)	Citizenship
USA

(d)	Title of Class of Securities
Common Stock

(e)	CUSIP Number
92974108 (formerly 960386100)

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	☐	Not Applicable
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☒	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.    Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
See Item 5

(b)	Percent of class:
See Item 5

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

(ii) Shared power to vote or to direct the vote

(iii) Sole power to dispose or to direct the disposition of

(iv) Shared power to dispose or to direct the disposition of

Instruction.  For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5.    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☒

Instruction.  Dissolution of a group requires a response to this item.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.    Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.    Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transaction in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10.    Certification

  (a)
  The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.  ☐

  (b)
  The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.  ☒

    Not applicable  ☐

December 2, 2002	By:	/s/ TERRY J. COLBERG Terry J. Colberg Vice President

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SCHEDULE 13G
  Item 1.
  Item 2.
Item 3.
  Item 4. Ownership
  Item 5. Ownership of Five Percent or Less of a Class
  Item 6. Ownership of More than Five Percent on Behalf of Another Person
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
  Item 8. Identification and Classification of Members of the Group
  Item 9. Notice of Dissolution of Group
  Item 10. Certification